AMENDMENT TO

SUB-ADVISORY AGREEMENT

FRANKLIN TEMPLETON ETF TRUST

On behalf of

FRANKLIN U.S. TREASURY BOND ETF

This Amendment, effective as of December 9, 2024, is to the Sub-Advisory Agreement (the “Agreement”) effective as of June 9, 2020, by and between FRANKLIN ADVISERS, INC., a California corporation (“FAV”), and FRANKLIN TEMPLETON INSTITUTIONAL, LLC, a

Delaware limited liability company (“FT Institutional”).

WITNESSETH:

WHEREAS, FAV has retained FT Institutional to furnish certain investment advisory services to Franklin U.S. Treasury Bond ETF, a series of Franklin Templeton ETF Trust (the “Trust”), as set forth in the Agreement;

WHEREAS, both FAV and FT Institutional wish to amend the first sentence of Paragraph 3.(a) of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust, approved the following amendment at a meeting called for such purpose on December 5, 2024.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that the first sentence of Paragraph 3.(a) of the Agreement is removed and replaced with the following:

FAV shall pay to FT Institutional a monthly fee in U.S. dollars equal to 34% of the net investment advisory fee payable by the Fund to FAV (the “Net Investment Advisory Fee”), calculated daily, as compensation for the services rendered and obligations assumed by FT Institutional during the preceding month.

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of December 17, 2024.

FRANKLIN ADVISERS, INC.

By: /s/ Patrick O’Connor

Name: Patrick O’Connor

Title: President and Chief Investment Officer

FRANKLIN TEMPLETON INSTITUTIONAL, LLC

By: /s/ Thomas Merchant

Name: Thomas C. Merchant

Title: Chief Legal Officer